FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of October 2011

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



October 28, 2011

RICOH                                                         October 28, 2011

                                QUARTERLY REPORT

                       Half year ended September 30, 2011
        (Results for the Period from April 1, 2011 to September 30, 2011)
                      Three months ended September 30, 2011
        (Results for the Period from July 1, 2011 to September 30, 2011)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Half year ended September 30, 2011, 2010 and Year ending March 31, 2012 (Forecast)

                                                                                                                 (Billions of yen)
---------------------------------------------------------------------------------------------------------  -----------------------
                                                          Half year ended    Half year ended                Year ending
                                                         September 30, 2011 September 30, 2010             March 31, 2012
                                                              Results            Results       Change         Forecast    Change
---------------------------------------------------------------------------------------------------------  -----------------------
   Domestic sales                                               434.5              439.0         -1.0%         905.0        3.3%
   Overseas sales                                               504.3              531.7         -5.2%       1,045.0       -2.0%
Net sales                                                       938.8              970.8         -3.3%       1,950.0        0.4%
Gross profit                                                    386.2              402.9         -4.1%         780.0       -1.3%
Operating income (loss)                                          -1.7               38.0            --          37.0      -38.5%
Income (loss) before income taxes                                -7.7               28.0            --          26.5      -41.6%
Net income (loss) attributable to Ricoh Company, Ltd.            -7.3               12.5            --          10.0      -49.1%
---------------------------------------------------------------------------------------------------------  -----------------------
Exchange rate (Yen/US$)                                         79.82              89.03         -9.21         77.41       -8.36
Exchange rate (Yen/EURO)                                       113.94             114.14         -0.20        109.47       -3.81
---------------------------------------------------------------------------------------------------------  -----------------------
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                          (10.15)              17.24        -27.39         13.78     (13.30)
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                        (10.15)              16.77        -26.92         13.77     (12.76)
---------------------------------------------------------------------------------------------------------  -----------------------
Cash flows from operating activities                             11.3               67.5         -56.2            --          --
Cash flows from investing activities                            -52.8              -49.6          -3.1            --          --
Cash flows from financing activities                              5.9               23.3         -17.3            --          --
Cash and cash equivalents at end of period                      136.3              274.0        -137.7            --          --
---------------------------------------------------------------------------------------------------------  -----------------------
Capital expenditures                                             36.7               39.5          -2.8          65.0        -1.9
Depreciation for tangible fixed assets                           30.8               33.4          -2.5          65.0        -2.2
R&D expenditures                                                 59.5               53.9           5.5         115.0         4.1
---------------------------------------------------------------------------------------------------------  -----------------------

---------------------------------------------------------------------------------------------------------
                                                         September 30, 2011   March 31, 2011   Change
---------------------------------------------------------------------------------------------------------
Total assets                                                  2,186.9            2,262.3         -75.4
Ricoh Company, Ltd. shareholders' equity                        861.7              929.8         -68.1
Interest-bearing debt                                           643.2              630.4          12.7
---------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity ratio (%)               39.4               41.1          -1.7
---------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity per share (yen)     1,187.78           1,281.70        -93.92
---------------------------------------------------------------------------------------------------------

(2) Three months ended September 30, 2010 and 2011

                                                                                        (Billions of yen)
---------------------------------------------------------------------------------------------------------
                                                         Three months ended Three months ended
                                                         September 30, 2011 September 30, 2010
                                                              Results            Results       Change
---------------------------------------------------------------------------------------------------------
   Domestic sales                                               219.3              226.1         -3.0%
   Overseas sales                                               253.3              261.7         -3.2%
Net sales                                                       472.7              487.9         -3.1%
Gross profit                                                    192.1              198.6         -3.2%
Operating income (loss)                                         -11.7               16.1            --
Income (loss) before income taxes                               -16.2               12.5            --
Net income (loss) attributable to Ricoh Company, Ltd.           -10.8                5.1            --
---------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                         77.94              85.95         -8.01
Exchange rate (Yen/EURO)                                       110.31             110.80         -0.49
---------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                          (14.90)               7.13        -22.03
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                        (14.90)               6.94        -21.84
---------------------------------------------------------------------------------------------------------
Capital expenditures                                             20.0               23.7          -3.6
Depreciation for tangible fixed assets                           15.2               17.3          -2.1
R&D expenditures                                                 31.8               28.3           3.4
---------------------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2012 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2011 (U.S. GAAP FINANCIAL INFORMATION)

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2011 TO SEPTEMBER 30, 2011

(1) Operating Results

                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------
                                                          Half year ended    Half year ended
                                                         September 30, 2011 September 30, 2010
----------------------------------------------------------------------------------------------
Net sales                                                        938,885            970,856
   (% change from the previous corresponding period)                -3.3               -1.8
Operating income (loss)                                           -1,776             38,012
   (% change from the previous corresponding period)                  --              171.6
Income (loss) before income taxes                                 -7,754             28,065
   (% change from the previous corresponding period)                  --              314.8
Net income (loss) attributable to Ricoh Company, Ltd.             -7,363             12,512
   (% change from the previous corresponding period)                  --              592.0
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                              -10.15              17.24
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                            -10.15              16.77
----------------------------------------------------------------------------------------------

Notes:

i. Comprehensive income: Yen -54,161 million ( - %) (Yen -30,822 million ( - %) in income in previous fiscal year)

(2) Financial Position

                                                             (Millions of yen)
------------------------------------------------------------------------------
                                             September 30, 2011 March 31, 2011
------------------------------------------------------------------------------
Total assets                                       2,186,920      2,262,396
Total equity                                         916,126        982,764
Ricoh Company, Ltd. shareholders' equity             861,736        929,877
Ricoh Company, Ltd. shareholders' equity
  ratio (%)                                             39.4           41.1
------------------------------------------------------------------------------

2. DIVIDEND INFORMATION

-------------------------------------------------------------------------------
                                                    Year ended    Year ending
                                                  March 31, 2011 March 31, 2012
                                                    (Results)      (Forecast)
-------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)           33.00          33.00
  Interim (yen)                                        16.50          16.50
  Year-end (yen)                                       16.50          16.50
-------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3.  FORECAST OF OPERATING RESULTS FROM APRIL 1, 2011 TO MARCH 31, 2012

                                                           (Millions of yen)
----------------------------------------------------------------------------
                                                               Year ending
                                                              March 31, 2012
----------------------------------------------------------------------------
Net sales                                                       1,950,000
Operating income                                                   37,000
Income before income taxes                                         26,500
Net income attributable to Ricoh Company, Ltd.                     10,000
Net income attributable to Ricoh Company, Ltd. shareholders
  per share (yen)                                                   13.78
----------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4.  OTHERS

(1) Changes in significant subsidiaries: No

(2) Adoption of concise quarterly accounting method or procedure: No

(3) Changes in accounting method: No

(4) Number of common stock outstanding (including treasury stock):

As of September 30, 2011   744,912,078 shares   As of March 31, 2011   744,912,078 shares

(5) Number of treasury stock:

As of September 30, 2011   19,413,429 shares    As of March 31, 2011   19,409,410 shares

(6) Average number of common stock:

As of September 30, 2011   725,501,005 shares   As of September 30, 2010  725,577,955 shares

CONSOLIDATED PERFORMANCE

1.   OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the first half of fiscal year 2011 (the six months period from April 1, 2011 to September 30, 2011) decreased by 3.3% as compared to the previous corresponding period, to Yen 938.8 billion. During this period, the average yen exchange rates were Yen 79.82 against the U.S. dollar (up Yen 9.21) and Yen 113.94 against the Euro (up Yen 0.20). Net sales would have decreased by 0.2% excluding impact of such foreign currency exchange fluctuation.

The Japanese economy had shown recovery from the impact of the Great East Japan Earthquake. However, unpredictable situation remained because of the sharp appreciation of the Yen against the U.S. dollar and the Euro as well as decline of the stock market. Under the severe situation, domestic sales in all the segments such as the Imaging & Solutions, Industrial Products and Other decreased from the previous corresponding period. Consequently, overall sales in Japan decreased by 1.0% as compared to the previous corresponding period.

As for the overseas economy, in the emerging markets such as China, recovery trend is generated from increase in their domestic demand. However, it remained uncertain due to the financial crisis and debt problem in some European countries. Ricoh continued to face the severe business environment in Americas and Europe due to the appreciation of the Yen.

 As for overseas sales by region, as compared to the previous corresponding period, sales in the Americas decreased by 11.6% due to foreign currency exchange fluctuation (1.2%, excluding foreign currency exchange fluctuation), sales in Europe, the Yen against Euro appreciated, however, increased by 0.4% (1.0%, excluding foreign currency exchange fluctuation), and sales in Other region, which includes China, South East Asia and Oceania, increased by 3.5% (5.9%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market decreased by 5.2% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 0.5% as compared to the previous corresponding period.

Gross profit decreased by 4.1% as compared to the previous corresponding period, to Yen 386.2 billion due primarily to decrease in sales, the appreciation of the Yen and Yen 2.3 billion in restructuring cost.

Selling, general and administrative expenses increased by 6.3% as compared to the previous corresponding period, to Yen 388.0 billion due primarily to increase in R&D expenditures and Yen 21.6 billion in restructuring cost.

As a result, operating income sharply decreased as compared to the previous corresponding period, to Yen 1.7 billion loss (operating income Yen 38.0 billion for the previous corresponding period).

As for other (income) expenses, foreign exchange loss decreased as compared to the previous corresponding period. However, income before income taxes decreased as compared to the previous corresponding period, to Yen 7.7 billion loss (income before income taxes Yen 28.0 billion for the previous corresponding period).

As a result, net income attributable to Ricoh Company, Ltd. decreased by Yen
19.8 billion as compared to the previous corresponding period, to Yen 7.3 billion loss (net income Yen 12.5 billion for the previous corresponding period). As for comprehensive income, comprehensive loss increased due primarily to decrease of cumulative translation adjustments.

*Conditions by Product Line

Conditions by Product Line for half year ended September 30, 2011 are as follows;

Imaging & Solutions (Sales down 2.6% to Yen 829.1 billion)
----------------------------------------------------------

     Imaging Solutions (Sales down 3.5% to Yen 731.0 billion)
     --------------------------------------------------------

     Sales in this category decreased by 3.5% as compared to the previous corresponding period, to Yen 731.0 billion. The sales would have increased by 0.4% excluding the effects of foreign currency fluctuations. As for sales of PPCs, MFPs and printers, while the sales of color products remained steady, the sales of monochrome products decreased as compared to the previous corresponding period.

     Network System Solutions (Sales up 4.9% to Yen 98.0 billion)
     ------------------------------------------------------------

     Sales in this category increased by 4.9% as compared to the previous corresponding period, to Yen 98.0 billion due primarily to the sales of PC servers, installation and maintenance of network environment and enterprise system software.

As a result, sales in the Imaging & Solutions segment decreased by 2.6% as compared to the previous corresponding period, to Yen 829.1 billion. Operating income decreased by 48.4% as compared to the previous corresponding period, to Yen 37.6 billion due primarily to restructuring cost and the appreciation of Japanese Yen. Increase in sales of value-added high-margin products in addition to ongoing cost reduction could not fully offset decrease in operating income.

Industrial Products (Sales down 9.5% to Yen 50.4 billion)
---------------------------------------------------------

Sales in the Industrial Products segment decreased by 9.5% as compared to the previous corresponding period, to Yen 50.4 billion. Sales of semiconductor devices decreased in Japan as compared to the previous corresponding period. As a result, operating loss in the Industrial Products segment amounted to Yen 2.1 billion (operating income Yen 1.0 billion for the previous corresponding period).

Other (Sales down 7.5% to Yen 59.3 billion)
-------------------------------------------

Net sales in the Other segment decreased by 7.5% as compared to the previous corresponding period, to Yen 59.3 billion. Sales of digital cameras decreased in Japan and overseas. In addition, investment in new business increased. As a result operating loss in the Other segment amounted to Yen 2.8 billion (operating loss Yen 0.4 billion for the previous corresponding period).

2.   FINANCIAL POSITION

*Assets, Liabilities and Equity

For Assets, cash and time deposits and trade receivables decreased from the end of the previous fiscal year. The yen equivalent of foreign-currency-denominated assets decreased due to the appreciation of the Yen developed from the previous fiscal year. Inventories increased due partly to initial stock for launch of new products. As a result, total assets decreased by Yen 75.4 billion, to Yen 2,186.9 billion.

For Liabilities, the interest-bearing debt increased, however, total liabilities decreased by Yen 8.8 billion, to Yen 1,270.7 billion.

For Total Equity, the change in retained earnings resulted from payment for dividends and net loss attributable to Ricoh Company, Ltd. Accumulated other comprehensive loss increased due primarily to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, Total Equity decreased by Yen 66.6 billion from the end of the previous fiscal year, to Yen 916.1 billion.

*Cash Flows (First half year from April 1, 2011 to September 30, 2011)

Net cash provided by operating activities in this period decreased by Yen 56.2 billion as compared to the previous corresponding period, to Yen 11.3 billion due primarily to increase of inventory.

Net cash used in investing activities in this period increased by Yen 3.1 billion as compared to the previous corresponding period, to Yen 52.8 billion.

As a result, free cash outflows generated by operating and investing activities amounted to Yen 41.5 billion while free cash inflows amounted to Yen 17.8 billion in the previous corresponding period.

Net cash provided by financing activities in this period decreased by Yen 17.3 billion as compared to the previous corresponding period, to Yen 5.9 billion.

As a result, cash and cash equivalents at the end of this first half decreased by Yen 13.7 billion as compared to the end of the previous fiscal year, to Yen
136.3 billion.

3.   FORECAST FOR THE ENTIRE FISCAL YEAR

As for the forecast of business results for the fiscal year ending March 31,2012, Ricoh revises its forcast of sales, gross profit, operating income, income before income taxes and net income attributable to Ricoh Company, Ltd. downward, reflecting the recent business environment such as exchange rate fluctuation.

Ricoh assumes exchange rates of Yen 75.00 against the U.S. dollar and of Yen
105.00 against the Euro in and after the third quarter, which were revised from the forecast that announced in August 2011. The actual exchange rates during the first half of fiscal year 2011 are incorporated in annual exchange rates assumption.

Our performance forecast for fiscal year 2012 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2012
US$ 1 = Yen 77.41 (Yen 85.77 in previous fiscal year)
EURO 1 = Yen 109.47 (Yen 113.28 in previous fiscal year)

                                                     (Billions of yen)
----------------------------------------------------------------------
                                 Year ending    Year ended
                               March 31, 2012 March 31, 2011
                                 (Forecast)     (Results)      Change
----------------------------------------------------------------------
   Domestic sales                    905.0          875.8        3.3%
   Overseas sales                  1,045.0        1,066.1       -2.0%
Net sales                          1,950.0        1,942.0        0.4%
Gross profit                         780.0          790.0       -1.3%
Operating income                      37.0           60.1      -38.5%
Income before income taxes            26.5           45.4      -41.6%
Net income attributable
  to Ricoh Company, Ltd.              10.0           19.6      -49.1%
----------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2012 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4.   OTHERS

(1)  Changes in significant subsidiaries:

Not applicable

(2)  Adoption of concise quarterly accounting method or procedure:

Not applicable

(3)  Changes in accounting method:

Not applicable

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                                  (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                    September 30, 2011    March 31, 2011       Change
--------------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                      138,605           181,179           -42,574
   Trade receivables                                                           625,423           657,817           -32,394
   Inventories                                                                 188,934           171,033            17,901
   Other current assets                                                         60,051            63,990            -3,939
Total Current Assets                                                         1,013,013         1,074,019           -61,006
Fixed Assets
   Tangible fixed assets                                                       262,509           264,740            -2,231
   Finance receivables                                                         445,068           445,782              -714
   Other investments                                                           466,330           477,855           -11,525
Total Fixed Assets                                                           1,173,907         1,188,377           -14,470
--------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                 2,186,920         2,262,396           -75,476
--------------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                                   136,311           179,169
   Time deposits                                                                 2,294             2,010

Liabilities and Equity                                                                                    (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                    September 30, 2011    March 31, 2011       Change
--------------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                              245,969           250,483            -4,514
   Short-term borrowings                                                       162,788           151,023            11,765
   Other current liabilities                                                   208,466           213,194            -4,728
Total Current Liabilities                                                      617,223           614,700             2,523
Fixed Liabilities
   Long-term indebtedness                                                      480,422           479,422             1,000
   Accrued pension and severance costs                                         134,138           140,975            -6,837
   Other fixed liabilities                                                      39,011            44,535            -5,524
Total Fixed Liabilities                                                        653,571           664,932           -11,361
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                            1,270,794         1,279,632            -8,838
--------------------------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                                135,364           135,364                --
   Additional paid-in capital                                                  186,083           186,083                --
   Retained earnings                                                           796,625           815,970           -19,345
   Accumulated other comprehensive loss                                       -219,506          -170,702           -48,804
   Treasury stock                                                              -36,830           -36,838                 8
Total Ricoh Company, Ltd. shareholders' equity                                 861,736           929,877           -68,141
Noncontrolling interests                                                        54,390            52,887             1,503
--------------------------------------------------------------------------------------------------------------------------
Total Equity                                                                   916,126           982,764           -66,638
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                                 2,186,920         2,262,396           -75,476
--------------------------------------------------------------------------------------------------------------------------
Note:
Accumulated other comprehensive loss;
    Net unrealized holding gains (losses) on available-for-sale
securities                                                                          40             2,466            -2,426
    Pension liability adjustments                                              -48,015           -47,514              -501
    Net unrealized gains (losses) on derivative instruments                     -1,197            -1,168               -29
    Cumulative translation adjustments                                        -170,334          -124,486           -45,848

                       Reference: Exchange rate                     September 30, 2011    March 31, 2011
                                  US$ 1                                      Yen 76.65         Yen 83.15
                                  EURO 1                                    Yen 104.11        Yen 117.57

(2) CONSOLIDATED STATEMENTS OF INCOME

Half year ended September 30, 2011 and 2010

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     Half year ended      Half year ended
                                                                    September 30, 2011   September 30, 2010   Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 938,885              970,856      -31,971     -3.3
Cost of sales                                                             552,623              567,938      -15,315     -2.7
    Percentage of net sales (%)                                              58.9                 58.5
Gross Profit                                                              386,262              402,918      -16,656     -4.1
    Percentage of net sales (%)                                              41.1                 41.5
Selling, general and administrative expenses                              388,038              364,906       23,132      6.3
    Percentage of net sales (%)                                              41.3                 37.6
Operating income (loss)                                                   (1,776)               38,012      -39,788       --
    Percentage of net sales (%)                                              -0.2                  3.9
Other (income) expenses
  Interest and dividend income                                              1,502                1,375          127      9.2
    Percentage of net sales (%)                                               0.2                  0.1
  Interest expense                                                          3,418                3,911         -493    -12.6
    Percentage of net sales (%)                                               0.4                  0.4
  Other, net                                                                4,062                7,411       -3,349    -45.2
    Percentage of net sales (%)                                               0.4                  0.7
Income (loss) before income taxes,
  equity income and minority interests                                    (7,754)               28,065      -35,819       --
    Percentage of net sales (%)                                              -0.8                  2.9
Provision for income taxes                                                (2,542)               13,594      -16,136       --
    Percentage of net sales (%)                                              -0.2                  1.4
Equity in earnings of affiliates                                               -1                  (7)            6       --
    Percentage of net sales (%)                                              -0.0                 -0.0
Consolidated net income (loss)                                            (5,213)               14,464      -19,677       --
    Percentage of net sales (%)                                              -0.6                  1.5
Net income attributable to noncontrolling interests                         2,150                1,952          198     10.1
    Percentage of net sales (%)                                               0.2                  0.2
Net income (loss) attributable to Ricoh Company, Ltd.                     (7,363)               12,512      -19,875       --
    Percentage of net sales (%)                                              -0.8                  1.3
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate
                              US$ 1                                    Yen 79.82             Yen 89.03
                              EURO 1                                  Yen 113.94            Yen 114.14

Three months ended September 30, 2011 and 2010

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                    September 30, 2011   September 30, 2010   Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 472,737              487,902      -15,165     -3.1
Cost of sales                                                             280,571              289,302       -8,731     -3.0
    Percentage of net sales (%)                                              59.4                 59.3
Gross Profit                                                              192,166              198,600       -6,434     -3.2
    Percentage of net sales (%)                                              40.6                 40.7
Selling, general and administrative expenses                              203,949              182,435       21,514     11.8
    Percentage of net sales (%)                                              43.1                 37.4
Operating income                                                         (11,783)               16,165      -27,948        -
    Percentage of net sales (%)                                              -2.5                  3.3
Other (income) expenses
  Interest and dividend income                                                894                  778          116     14.9
    Percentage of net sales (%)                                               0.2                  0.2
  Interest expense                                                          1,958                2,057          -99     -4.8
    Percentage of net sales (%)                                               0.4                  0.4
  Other, net                                                                3,430                2,313        1,117     48.3
    Percentage of net sales (%)                                               0.7                  0.5
Income (loss) before income taxes,
  equity income and minority interests                                   (16,277)               12,573      -28,850       --
    Percentage of net sales (%)                                              -3.4                  2.6
Provision for income taxes                                                (6,436)                6,298      -12,734       --
    Percentage of net sales (%)                                              -1.3                  1.3
Equity in earnings of affiliates                                                7                    0            7       --
    Percentage of net sales (%)                                               0.0                  0.0
Consolidated net income (loss)                                            (9,834)                6,275      -16,109       --
    Percentage of net sales (%)                                              -2.1                  1.3
Net income attributable to noncontrolling interests                           975                1,096         -121    -11.0
    Percentage of net sales (%)                                               0.2                  0.2
Net income (loss) attributable to Ricoh Company, Ltd.                    (10,809)                5,179      -15,988       --
    Percentage of net sales (%)                                              -2.3                  1.1
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate
                              US$ 1                                    Yen 77.94             Yen 85.95
                              EURO 1                                  Yen 110.31            Yen 110.80

CONSOLIDATED SALES BY PRODUCT CATEGORY

Half year ended September 30, 2011 and 2010                                                                 (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     Half year ended     Half year ended
                                                                    September 30, 2011   September 30, 2010   Change     %
-----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                                       731,057              757,498      -26,441     -3.5
    Percentage of net sales (%)                                              77.9                 78.0
  Network System Solutions                                                 98,048               93,485        4,563      4.9
    Percentage of net sales (%)                                              10.4                  9.7
Imaging & Solutions Total                                                 829,105              850,983      -21,878     -2.6
    Percentage of net sales (%)                                              88.3                 87.7
-----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                        50,450               55,743       -5,293     -9.5
    Percentage of net sales (%)                                               5.4                  5.7
-----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                      59,330               64,130       -4,800     -7.5
    Percentage of net sales (%)                                               6.3                  6.6
-----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                               938,885              970,856      -31,971     -3.3
    Percentage of net sales (%)                                             100.0                100.0
-----------------------------------------------------------------------------------------------------------------------------
                  Reference:  Exchange rate
                              US$ 1                                     Yen 79.82            Yen 89.03
                              EURO 1                                   Yen 113.94           Yen 114.14

Three months ended September 30, 2011 and 2010                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                    September 30, 2011   September 30, 2010   Change     %
-----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                                       363,245              371,938       -8,693     -2.3
    Percentage of net sales (%)                                              76.8                 76.2
  Network System Solutions                                                 53,755               54,356         -601     -1.1
    Percentage of net sales (%)                                              11.4                 11.2
Imaging & Solutions Total                                                 417,000              426,294       -9,294     -2.2
    Percentage of net sales (%)                                              88.2                 87.4
-----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                        25,306               27,838       -2,532     -9.1
    Percentage of net sales (%)                                               5.4                  5.7
-----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                      30,431               33,770       -3,339     -9.9
    Percentage of net sales (%)                                               6.4                  6.9
-----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                               472,737              487,902      -15,165     -3.1
    Percentage of net sales (%)                                             100.0                100.0
-----------------------------------------------------------------------------------------------------------------------------
                  Reference:  Exchange rate
                              US$ 1                                     Yen 77.94            Yen 85.95
                              EURO 1                                   Yen 110.31           Yen 110.80

*Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers,
                          scanners, MFPs(multifunctional printers), laser
                          printers and software
Network System Solutions  Personal computers, servers, network systems and network related software
Industrial Products       Thermal media, optical equipment,
                          semiconductordevices, electronic components and
                          measuring equipment
Other                     Digital cameras

*Product lines included in Product Category was changed in the first quarter of fiscal year 2011.
Service&Support, such as MDS(Managed Document Services) was changed from Network System Solutions to Imaging Solutions.
The reclassification was made to the prior year's figures to conform with the current year's presentation.

CONSOLIDATED SALES BY GEOGRAPHIC AREA

Half year ended September 30, 2011 and 2010                                                                 (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     Half year ended      Half year ended
                                                                    September 30, 2011   September 30, 2010   Change     %
-----------------------------------------------------------------------------------------------------------------------------
[Domestic]                                                                434,501              439,065       -4,564     -1.0
    Percentage of net sales (%)                                              46.3                 45.2
[Overseas]                                                                504,384              531,791      -27,407     -5.2
    Percentage of net sales (%)                                              53.7                 54.8
      The Americas                                                        234,240              264,857      -30,617    -11.6
        Percentage of net sales (%)                                          24.9                 27.3
      Europe                                                              201,940              201,051          889      0.4
        Percentage of net sales (%)                                          21.5                 20.7
      Other                                                                68,204               65,883        2,321      3.5
        Percentage of net sales (%)                                           7.3                  6.8
Grand Total                                                               938,885              970,856      -31,971     -3.3
    Percentage of net sales (%)                                             100.0                100.0
-----------------------------------------------------------------------------------------------------------------------------
                  Reference:  Exchange rate
                              US$ 1                                     Yen 79.82            Yen 89.03
                              EURO 1                                   Yen 113.94           Yen 114.14

Three months ended September 30, 2011 and 2010                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                    September 30, 2011   September 30, 2010   Change     %
-----------------------------------------------------------------------------------------------------------------------------
[Domestic]                                                                219,354              226,149       -6,795     -3.0
    Percentage of net sales (%)                                              46.4                 46.4
[Overseas]                                                                253,383              261,753       -8,370     -3.2
    Percentage of net sales (%)                                              53.6                 53.6
      The Americas                                                        118,671              131,447      -12,776     -9.7
        Percentage of net sales (%)                                          25.1                 26.9
      Europe                                                               99,446               97,934        1,512      1.5
        Percentage of net sales (%)                                          21.0                 20.1
      Other                                                                35,266               32,372        2,894      8.9
        Percentage of net sales (%)                                           7.5                  6.6
Grand Total                                                               472,737              487,902      -15,165     -3.1
    Percentage of net sales (%)                                             100.0                100.0
-----------------------------------------------------------------------------------------------------------------------------
                  Reference:  Exchange rate
                              US$ 1                                    Yen 77.94             Yen 85.95
                              EURO 1                                  Yen 110.31            Yen 110.80

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                              Half year ended                Half year ended
                                                                             September 30, 2011            September 30, 2010
-----------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income (loss)                                                   -5,213                        14,464
   Adjustments to reconcile consolidated net income to net cash provided by operating activities--
          Depreciation and amortization                                             43,956                        46,718
          Equity in earnings of affiliates, net of dividends received                    1                             7
          Deferred income taxes                                                    -13,980                           821
          Loss on disposals and sales of tangible fixed assets                         330                           661
          Loss on impairment of securities                                              73                             5
          Pension and severance costs, less payments                                -8,479                           978
      Changes in assets and liabilities--
          Decrease in trade receivables                                             14,296                        21,391
          Increase in inventories                                                  -29,161                       -24,231
          Increase (Decrease) in finance receivables                               -10,596                         4,263
          Decrease in trade payables                                                -1,089                       -20,612
          Increase in accrued income taxes and
            accrued expenses and other                                               8,040                        13,044
      Other, net                                                                    13,126                         9,999
-----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                         11,304                        67,508
-----------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
      Proceeds from sales of property, plant and equipment                             523                           429
      Expenditures for property, plant and equipment,
      including interest capitalized                                               -36,710                       -39,541
      Expenditures for intangible asset                                             -8,371                        -7,886
      Payments for purchases of available-for-sale securities                         -122                           -85
      Proceeds from sales of available-for-sale securities                              10                             5
      Increase in time deposits                                                       -400                           -57
      Other, net                                                                    -7,754                        -2,507
-----------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                            -52,824                       -49,642
-----------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
      Proceeds from long-term indebtedness                                          23,386                        28,615
      Repayment of long-term indebtedness                                          -29,671                       -61,958
      Decrease in short-term borrowings, net                                        24,725                       -10,783
      Proceeds from issuance of long-term debt securities                               --                        79,741
      Repayment of long-term debt securities                                          -231                            --
      Dividends paid                                                               -11,971                       -11,972
      Payment for purchase of treasury stock                                           -14                           -72
      Other, net                                                                      -294                          -264
-----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                                          5,930                        23,307
-----------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                    -7,268                        -9,279
-----------------------------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                            -42,858                        31,894
-----------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                 179,169                       242,165
-----------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                    136,311                       274,059
-----------------------------------------------------------------------------------------------------------------------------

(4)  NOTES ON PREMISE GOING CONCERN

 Not applicable

(5)  SEGMENT INFORMATION

(a)  Operating Segments Information

Half year ended September 30, 2011 and 2010

                                                                                                        (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                   Half year ended     Half year ended
                                                                  September 30, 2011 September 30, 2010   Change     %
-------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                          829,105            850,983       -21,878     -2.6
       Intersegment                                                         --                 --            --       --
       Total                                                           829,105            850,983       -21,878     -2.6
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  791,425            777,982        13,443      1.7
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     37,680             73,001       -35,321    -48.4
       Operating income on sales in Imaging & Solutions(%)                 4.5                8.6
-------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                           50,450             55,743        -5,293     -9.5
       Intersegment                                                      2,264              2,591          -327    -12.6
       Total                                                            52,714             58,334        -5,620     -9.6
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   54,880             57,288        -2,408     -4.2
-------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                              -2,166              1,046        -3,212       --
       Operating income on sales in Industrial Products(%)                -4.1                1.8
-------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                           59,330             64,130        -4,800     -7.5
       Intersegment                                                         --                 --            --       --
       Total                                                            59,330             64,130        -4,800     -7.5
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   62,174             64,594        -2,420     -3.7
-------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                       -2,844               -464        -2,380       --
       Operating income on sales in Other (%)                             -4.8               -0.7
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                     -2,264             -2,591           327       --
       Total                                                            -2,264             -2,591           327       --
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                     -2,264             -2,598           334       --
       Corporate                                                        34,446             35,578        -1,132       --
       Total                                                            32,182             32,980          -798       --
-------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                      -34,446            -35,571         1,125       --
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                          938,885            970,856       -31,971     -3.3
       Intersegment                                                         --                 --            --       --
       Total                                                           938,885            970,856       -31,971     -3.3
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  940,661            932,844         7,817      0.8
-------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                              (1,776)            38,012       -39,788       --
       Operating income on consolidated net sales (%)                     -0.2                3.9
-------------------------------------------------------------------------------------------------------------------------

                                       11

Three months ended September 30, 2011 and 2010

                                                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                          Three months ended Three months ended
                                                          September 30, 2011 September 30, 2010 Change      %
-----------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                   417,000            426,294       -9,294    -2.2
       Intersegment                                                  --                 --           --      --
       Total                                                    417,000            426,294       -9,294    -2.2
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           406,180            391,211       14,969     3.8
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              10,820             35,083      -24,263   -69.2
       Operating income on sales in Imaging & Solutions (%)         2.6                8.2
-----------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                    25,306             27,838       -2,532    -9.1
       Intersegment                                               1,198              1,406         -208   -14.8
       Total                                                     26,504             29,244       -2,740    -9.4
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                            28,188             28,682         -494    -1.7
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                       -1,684                562       -2,246      --
       Operating income on sales in Industrial Products (%)        -6.4                1.9
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                    30,431             33,770       -3,339    -9.9
       Intersegment                                                  --                 --           --      --
       Total                                                     30,431             33,770       -3,339    -9.9
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                            32,760             34,106       -1,346    -3.9
-----------------------------------------------------------------------------------------------------------------
   Operating loss                                                -2,329               -336       -1,993      --
       Operating income on sales in Other (%)                      -7.7               -1.0
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                              -1,198             -1,406          208      --
       Total                                                     -1,198             -1,406          208      --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                              -1,198             -1,413          215      --
       Corporate                                                 18,590             19,151         -561      --
       Total                                                     17,392             17,738         -346      --
-----------------------------------------------------------------------------------------------------------------
   Operating loss                                               -18,590            -19,144          554      --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                   472,737            487,902      -15,165    -3.1
       Intersegment                                                  --                 --           --      --
       Total                                                    472,737            487,902      -15,165    -3.1
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           484,520            471,737       12,783     2.7
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                     (11,783)             16,165      -27,948      --
       Operating income on consolidated net sales (%)              -2.5                3.3
-----------------------------------------------------------------------------------------------------------------

(b)  Geographic Segments Information

Half year ended September 30, 2011 and 2010                                                     (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                            Half year ended   Half year ended
                                                          September 30, 2011 September 30,2010   Change     %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                       441,978            447,617         -5,639  -1.3
       Intersegment                                             189,487            212,040        -22,553 -10.6
       Total                                                    631,465            659,657        -28,192  -4.3
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           647,096            634,603         12,493   2.0
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                     (15,631)             25,054        -40,685    --
       Operating income on sales in Japan (%)                      -2.5                3.8
-----------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                       234,026            264,701        -30,675 -11.6
       Intersegment                                               1,843              1,605            238  14.8
       Total                                                    235,869            266,306        -30,437 -11.4
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           241,794            268,386        -26,592  -9.9
-----------------------------------------------------------------------------------------------------------------
   Operating loss                                                -5,925             -2,080         -3,845    --
       Operating income on sales in the Americas (%)               -2.5               -0.8
-----------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                       202,661            201,740            921   0.5
       Intersegment                                               1,110              1,134            -24  -2.1
       Total                                                    203,771            202,874            897   0.4
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           191,340            190,344            996   0.5
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              12,431             12,530            -99  -0.8
       Operating income on sales in Europe (%)                      6.1                6.2
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                        60,220             56,798          3,422   6.0
       Intersegment                                              76,566             85,335         -8,769 -10.3
       Total                                                    136,786            142,133         -5,347  -3.8
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           131,996            133,881         -1,885  -1.4
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               4,790              8,252         -3,462 -42.0
       Operating income on sales in Other (%)                       3.5                5.8
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                            -269,006           -300,114         31,108    --
       Total                                                   -269,006           -300,114         31,108    --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                          -271,565           -294,370         22,805    --
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                        2,559             -5,744          8,303    --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                       938,885            970,856        -31,971  -3.3
       Intersegment                                                  --                 --             --    --
       Total                                                    938,885            970,856        -31,971  -3.3
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           940,661            932,844          7,817   0.8
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                      (1,776)             38,012        -39,788    --
       Operating income on consolidated net sales (%)              -0.2                3.9
-----------------------------------------------------------------------------------------------------------------

Three months ended September 30, 2011 and 2010

                                                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                          Three months ended Three months ended
                                                          September 30, 2011 September 30, 2010 Change      %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                       222,918            230,491       -7,573    -3.3
       Intersegment                                             102,409             99,673        2,736     2.7
       Total                                                    325,327            330,164       -4,837    -1.5
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           346,739            322,053       24,686     7.7
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                     (21,412)              8,111      -29,523      --
       Operating income on sales in Japan (%)                      -6.6                2.5
-----------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                       118,503            132,343      -13,840   -10.5
       Intersegment                                                 951                828          123    14.9
       Total                                                    119,454            133,171      -13,717   -10.3
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           121,179            134,337      -13,158    -9.8
-----------------------------------------------------------------------------------------------------------------
   Operating loss                                                -1,725             -1,166         -559      --
       Operating income on sales in the Americas (%)               -1.4               -0.9
-----------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                        99,847             96,500        3,347     3.5
       Intersegment                                                 508                510           -2    -0.4
       Total                                                    100,355             97,010        3,345     3.4
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                            93,217             90,743        2,474     2.7
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               7,138              6,267          871    13.9
       Operating income on sales in Europe (%)                      7.1                6.5
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                        31,469             28,568        2,901    10.2
       Intersegment                                              42,371             42,422          -51    -0.1
       Total                                                     73,840             70,990        2,850     4.0
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                            70,786             67,201        3,585     5.3
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               3,054              3,789         -735   -19.4
       Operating income on sales in Other (%)                       4.1                5.3
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                            -146,239           -143,433       -2,806      --
       Total                                                   -146,239           -143,433       -2,806      --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                          -147,401           -142,597       -4,804      --
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                        1,162               -836        1,998      --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                       472,737            487,902      -15,165    -3.1
       Intersegment                                                  --                 --           --      --
       Total                                                    472,737            487,902      -15,165    -3.1
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           484,520            471,737       12,783     2.7
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                     (11,783)             16,165      -27,948      --
       Operating income on consolidated net sales (%)              -2.5                3.3
-----------------------------------------------------------------------------------------------------------------

(6) NOTES ON SIGNIFICANT CHANGES IN EQUITY

Not applicable

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

Half year ended September 30, 2011 and 2010                                                                 (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                               Half year ended    Half year ended                    Change excluding
                                              September 30, 2011 September 30, 2010 Change     %     exchange impact     %
-----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                  731,057            757,498     -26,441   -3.5         2,682        0.4
    Percentage of net sales (%)                         77.9               78.0
       Domestic                                      258,688            255,868       2,820    1.1         2,820        1.1
       Overseas                                      472,369            501,630     -29,261   -5.8          -138       -0.0
  Network System Solutions                            98,048             93,485       4,563    4.9         4,761        5.1
    Percentage of net sales (%)                         10.4                9.7
       Domestic                                       89,911             86,625       3,286    3.8         3,286        3.8
       Overseas                                        8,137              6,860       1,277   18.6         1,475       21.5
Imaging & Solutions Total                            829,105            850,983     -21,878   -2.6         7,443        0.9
    Percentage of net sales (%)                         88.3               87.7
  Domestic                                           348,599            342,493       6,106    1.8         6,106        1.8
  Overseas                                           480,506            508,490     -27,984   -5.5         1,337        0.3
      The Americas                                   227,937            258,660     -30,723  -11.9        -3,938       -1.5
      Europe                                         194,561            193,881         680    0.4         1,884        1.0
      Other                                           58,008             55,949       2,059    3.7         3,391        6.1
-----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                   50,450             55,743      -5,293   -9.5        -4,410       -7.9
    Percentage of net sales (%)                          5.4                5.7
  Domestic                                            28,173             34,619      -6,446  -18.6        -6,446      -18.6
  Overseas                                            22,277             21,124       1,153    5.5         2,036        9.6
      The Americas                                     6,080              5,962         118    2.0           811       13.6
      Europe                                           6,717              6,670          47    0.7            57        0.9
      Other                                            9,480              8,492         988   11.6         1,168       13.8
-----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                 59,330             64,130      -4,800   -7.5        -4,692       -7.3
    Percentage of net sales (%)                          6.3                6.6
  Domestic                                            57,729             61,953      -4,224   -6.8        -4,224       -6.8
  Overseas                                             1,601              2,177        -576  -26.5          -468      -21.5
      The Americas                                       223                235         -12   -5.1            14        6.0
      Europe                                             662                500         162   32.4           163       32.6
      Other                                              716              1,442        -726  -50.3          -645      -44.7
-----------------------------------------------------------------------------------------------------------------------------
Grand Total                                          938,885            970,856     -31,971   -3.3        -1,659       -0.2
    Percentage of net sales (%)                        100.0              100.0
  Domestic                                           434,501            439,065      -4,564   -1.0        -4,564       -1.0
    Percentage of net sales (%)                         46.3               45.2
  Overseas                                           504,384            531,791     -27,407   -5.2         2,905        0.5
    Percentage of net sales (%)                         53.7               54.8
      The Americas                                   234,240            264,857     -30,617  -11.6        -3,113       -1.2
        Percentage of net sales (%)                     24.9               27.3
      Europe                                         201,940            201,051         889    0.4         2,104        1.0
        Percentage of net sales (%)                     21.5               20.7
      Other                                           68,204             65,883       2,321    3.5         3,914        5.9
        Percentage of net sales (%)                      7.3                6.8
-----------------------------------------------------------------------------------------------------------------------------
                Reference: Exchange rate
                           US$ 1                   Yen 79.82          Yen 89.03          Yen -9.21
                           EURO 1                 Yen 113.94         Yen 114.14          Yen -0.20

*Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers,
                          scanners, MFPs(multifunctional printers), laser
                          printers and software
Network System Solutions  Personal computers, servers, network systems and network related software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices, electronic components and measuring equipment
Other                     Digital cameras

*Product lines included in Product Category was changed in the first quarter of fiscal year 2011.
Service&Support, such as MDS(Managed Document Services) was changed from Network System Solutions to Imaging Solutions.
The reclassification was made to the prior year's figures to conform with the current year's presentation.

                                       A1

Three months ended September 30, 2011 and 2010                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                              Three months ended Three months ended                  Change excluding
                                              September 30, 2011 September 30, 2010 Change     %     exchange impact     %
-----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                  363,245            371,938      -8,693   -2.3         4,875        1.3
    Percentage of net sales (%)                         76.8               76.2
       Domestic                                      125,904            125,285         619    0.5           619        0.5
       Overseas                                      237,341            246,653      -9,312   -3.8         4,256        1.7
  Network System Solutions                            53,755             54,356        -601   -1.1          -505       -0.9
    Percentage of net sales (%)                         11.4               11.2
       Domestic                                       49,617             50,630      -1,013   -2.0        -1,013       -2.0
       Overseas                                        4,138              3,726         412   11.1           508       13.6
Imaging & Solutions Total                            417,000            426,294      -9,294   -2.2         4,370        1.0
    Percentage of net sales (%)                         88.2               87.4
  Domestic                                           175,521            175,915        -394   -0.2          -394       -0.2
  Overseas                                           241,479            250,379      -8,900   -3.6         4,764        1.9
      The Americas                                   115,458            128,261     -12,803  -10.0          -642       -0.5
      Europe                                          95,968             94,523       1,445    1.5         2,381        2.5
      Other                                           30,053             27,595       2,458    8.9         3,025       11.0
-----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                   25,306             27,838      -2,532   -9.1        -2,201       -7.9
    Percentage of net sales (%)                          5.4                5.7
  Domestic                                            14,179             17,477      -3,298  -18.9        -3,298      -18.9
  Overseas                                            11,127             10,361         766    7.4         1,097       10.6
      The Americas                                     3,086              3,061          25    0.8           343       11.2
      Europe                                           3,126              3,150         -24   -0.8           -12       -0.4
      Other                                            4,915              4,150         765   18.4           766       18.5
-----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                 30,431             33,770      -3,339   -9.9        -3,295       -9.8
    Percentage of net sales (%)                          6.4                6.9
  Domestic                                            29,654             32,757      -3,103   -9.5        -3,103       -9.5
  Overseas                                               777              1,013        -236  -23.3          -192      -19.0
      The Americas                                       127                125           2    1.6            16       12.8
      Europe                                             352                261          91   34.9            92       35.2
      Other                                              298                627        -329  -52.5          -300      -47.8
-----------------------------------------------------------------------------------------------------------------------------
Grand Total                                          472,737            487,902     -15,165   -3.1        -1,126       -0.2
    Percentage of net sales (%)                        100.0              100.0
  Domestic                                           219,354            226,149      -6,795   -3.0        -6,795       -3.0
    Percentage of net sales (%)                         46.4               46.4
  Overseas                                           253,383            261,753      -8,370   -3.2         5,669        2.2
    Percentage of net sales (%)                         53.6               53.6
      The Americas                                   118,671            131,447     -12,776   -9.7          -283       -0.2
        Percentage of net sales (%)                     25.1               26.9
      Europe                                          99,446             97,934       1,512    1.5         2,461        2.5
        Percentage of net sales (%)                     21.0               20.1
      Other                                           35,266             32,372       2,894    8.9         3,491       10.8
        Percentage of net sales (%)                      7.5                6.6
-----------------------------------------------------------------------------------------------------------------------------
                Reference: Exchange rate
                           US$ 1                   Yen 77.94          Yen 85.95          Yen -8.01
                           EURO 1                 Yen 110.31         Yen 110.80          Yen -0.49

*Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers,
                          scanners, MFPs(multifunctional printers), laser
                          printers and software
Network System Solutions  Personal computers, servers, network systems and network related software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices, electronic components and measuring equipment
Other                     Digital cameras

*Product lines included in Product Category was changed in the first quarter of fiscal year 2011.
Service&Support, such as MDS(Managed Document Services) was changed from Network System Solutions to Imaging Solutions.
The reclassification was made to the prior year's figures to conform with the current year's presentation.

                                       A2

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                       (Billions of yen)
--------------------------------------------------------------------------------------------------------
                                   Half year ended        Half year ending         Year ending
                                   Sept. 30, 2011  Change  March 31, 2012  Change March 31, 2012 Change
                                       Results        %       Forecast        %      Forecast       %
--------------------------------------------------------------------------------------------------------
Net sales                                938.8       -3.3      1,011.2        4.1    1,950.0        0.4
Gross profit                             386.2       -4.1        393.7        1.7      780.0       -1.3
Operating income                          -1.7         --         38.7       74.5       37.0      -38.5
Income before income taxes                -7.7         --         34.2       97.3       26.5      -41.6
Net income (loss) attributable to
 Ricoh Company, Ltd.                      -7.3         --         17.3      142.4       10.0      -49.1
--------------------------------------------------------------------------------------------------------
Net income (loss) attributable to
  Ricoh Company, Ltd.                   -10.15         --        23.93         --      13.78         --
  shareholders per
  share-basic (yen)
Net income (loss) attributable to
  Ricoh Company, Ltd.
  shareholders per
  share-diluted (yen)                   -10.15         --        23.92         --      13.77         --
--------------------------------------------------------------------------------------------------------
Capital expenditures                      36.7         --         28.3         --       65.0         --
Depreciation for tangible
  fixed assets                            30.8         --         34.2         --       65.0         --
R&D expenditures                          59.5         --         55.5         --      115.0         --
--------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                  79.82         --        75.00         --      77.41         --
Exchange rate (Yen/EURO)                113.94         --       105.00         --     109.47         --
--------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                               (Billions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                         Half year ending March. 31, 2012                   Year ending March 31, 2012
                                         --------------------------------                   --------------------------
                                              Change                     Change                 Change                    Change
                                 Forecast       %        Forecast(*)       %       Forecast       %      Forecast(*)        %
--------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                 783.3        1.2          827.4         6.8     1,514.4       -1.1      1,587.6          3.6
       Domestic                     284.1        5.5          284.1         5.5       542.7        3.3        542.7          3.3
       Overseas                     499.2       -1.1          543.3         7.6       971.6       -3.5      1,044.8          3.8
  Network System Solutions          102.9       17.1          103.5        17.8       201.0       10.8        201.8         11.3
       Domestic                      93.8       16.9           93.8        16.9       183.8       10.1        183.8         10.1
       Overseas                       9.1       19.8            9.7        27.7        17.2       19.2         18.0         24.7
Imaging & Solutions Total           886.3        2.8          931.0         8.0     1,715.4        0.1      1,789.4          4.4
  Domestic                          377.9        8.1          377.9         8.1       726.5        5.0        726.5          5.0
  Overseas                          508.3       -0.8          553.0         7.9       988.8       -3.2      1,062.8          4.1
      The Americas                  244.9       -2.5          269.5         7.3       472.8       -7.3        524.2          2.8
      Europe                        202.4       -1.5          216.4         5.3       396.9       -0.6        412.1          3.2
      Other                          61.0        9.1           67.1        20.0       119.0        6.4        126.4         13.0
--------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                  50.1       -1.9           52.0         1.8       100.5       -5.9        103.3         -3.2
  Domestic                           29.2       -5.2           29.2        -5.2        57.3      -12.3         57.3        -12.3
  Overseas                           20.9        3.1           22.8        12.6        43.1        4.3         45.9         11.1
      The Americas                    6.1        7.0            6.8        20.3        12.1        4.4         13.6         16.9
      Europe                          7.0        2.0            7.4         8.8        13.7        1.3         14.1          4.9
      Other                           7.8        1.2            8.5        10.2        17.2        6.7         18.1         12.1
--------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                74.6       29.3           75.6        30.9       134.0        9.9        135.0         10.8
  Domestic                           63.3       12.4           63.3        12.4       121.0        2.3        121.0          2.3
  Overseas                           11.3      690.1           12.3       755.9        12.9      258.7         14.0        287.9
      The Americas                    3.0         --            3.3          --         3.2      711.7          3.6        803.0
      Europe                          6.6         --            7.1          --         7.2      612.7          7.8        666.7
      Other                           1.7      130.4            1.7       138.1         2.4       11.7          2.5         18.0
--------------------------------------------------------------------------------------------------------------------------------
Grand Total                       1,011.2        4.1        1,058.6         9.0     1,950.0        0.4      2,027.8          4.4
  Domestic                          470.5        7.7          470.4         7.7       905.0        3.3        905.0          3.3
  Overseas                          540.7        1.2          588.1        10.0     1,045.0       -2.0      1,122.8          5.3
      The Americas                  254.1       -1.2          279.7         8.8       488.3       -6.5        541.5          3.7
      Europe                        216.0        1.5          231.0         8.5       417.9        1.0        434.1          4.9
      Other                          70.5        9.5           77.3        20.2       138.7        6.5        147.1         13.0
--------------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                       A3